Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
	Apr 1,	Mar 31,
	2018	2019
(in millions EUR, except per share data)

Net system sales	1,667.7	1,689.0
Net service and field option sales	617.3	540.1
Total net sales	2,285.0	2,229.1

Total cost of sales	(1,171.5)	(1,301.1)
Gross profit	1,113.5	928.0

Research and development costs	(357.1)	(472.7)
Selling, general and administrative costs	(114.2)	(121.0)
Income from operations	642.2	334.3

Interest and other, net	(10.5)	(7.9)
Income before income taxes	631.7	326.4

Benefit from (provision for) income taxes	(74.4)	17.0
Income after income taxes	557.3	343.4

Profit (loss) related to equity method investments	(17.6)	12.0
Net income	539.7	355.4

Basic net income per ordinary share	1.26	0.84
Diluted net income per ordinary share [3]	1.26	0.84

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	427.2	421.1
Diluted [3]	428.9	422.5

ASML - Ratios and Other Data 1,2

	Three months ended,
	Apr 1,	Mar 31,
	2018	2019
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	48.7%	41.6%
Income from operations as a percentage of net sales	28.1%	15.0%
Net income as a percentage of net sales	23.6%	15.9%
Income taxes as a percentage of income before income taxes	11.8%	(5.2)%
Shareholders’ equity as a percentage of total assets	59.3%	58.8%
Sales of lithography systems (in units) [4]	49	48
Value of booked systems (EUR millions) [5]	2,442	1,399
Net bookings lithography systems (in units) [4]	62	34
Number of payroll employees in FTEs	16,994	21,461
Number of temporary employees in FTEs	3,271	2,395

ASML - Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Mar 31,
	2018	2019
(in millions EUR)

ASSETS
Cash and cash equivalents	3,121.1	2,253.0
Short-term investments	913.3	1,022.1
Accounts receivable, net	1,498.2	1,589.3
Finance receivables, net	611.1	534.6
Current tax assets	79.7	373.3
Contract assets	95.9	103.5
Inventories, net	3,439.5	3,764.8
Other assets	772.6	755.7
Total current assets	10,531.4	10,396.3

Finance receivables, net	275.1	399.4
Deferred tax assets	236.3	280.7
Other assets	806.1	881.1
Equity method investments	915.8	933.6
Goodwill	4,541.1	4,541.1
Other intangible assets, net	1,104.0	1,158.5
Property, plant and equipment, net	1,589.5	1,621.8
Right-of-use assets	137.6	148.1
Total non-current assets	9,605.5	9,964.3

Total assets	20,136.9	20,360.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,791.9	3,721.2

Long-term debt	3,026.5	3,082.5
Deferred and other tax liabilities	251.2	218.6
Provisions	29.3	29.3
Contract liabilities	1,224.6	1,190.0
Accrued and other liabilities	172.4	153.3
Total non-current liabilities	4,704.0	4,673.7

Total liabilities	8,495.9	8,394.9

Total shareholders’ equity	11,641.0	11,965.7
Total liabilities and shareholders’ equity	20,136.9	20,360.6

ASML - Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Apr 1,	Mar 31,
	2018	2019
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	539.7	355.4

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	102.6	104.8
Impairment	2.0	2.7
Loss on disposal of property, plant and equipment	0.4	0.6
Share-based payments	12.2	14.9
Allowance for doubtful receivables	2.4	0.6
Allowance for obsolete inventory	59.0	72.1
Deferred income taxes	8.6	(76.5)
Equity method investments	11.7	(17.0)
Changes in assets and liabilities	(553.5)	(938.4)
Net cash provided by (used in) operating activities	185.1	(480.8)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(129.2)	(147.0)
Purchase of intangible assets	(6.1)	(86.7)
Purchase of short-term investments	(79.3)	(288.1)
Maturity of short-term investments	379.3	179.4
Cash from (used for) derivative financial instruments	23.6	—
Loans issued and other investments	(0.2)	—
Repayment on loans	—	—
Net cash provided by (used in) investing activities	188.1	(342.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—
Purchase of shares	(166.9)	(52.6)
Net proceeds from issuance of shares	7.0	5.2
Repayment of debt	(0.3)	(0.7)
Net cash provided by (used in) financing activities	(160.2)	(48.1)

Net cash flows	213.0	(871.3)

Effect of changes in exchange rates on cash	(7.2)	3.2
Net increase (decrease) in cash and cash equivalents	205.8	(868.1)

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
	Apr 1,	July 1,	Sep 30,	Dec 31,	Mar 31,
	2018	2018	2018	2018	2019
(in millions EUR, except per share data)

Net system sales	1,667.7	2,086.5	2,080.6	2,424.3	1,689.0
Net service and field option sales	617.3	653.9	695.5	718.2	540.1
Total net sales	2,285.0	2,740.4	2,776.1	3,142.5	2,229.1

Total cost of sales	(1,171.5)	(1,553.5)	(1,440.2)	(1,749.6)	(1,301.1)
Gross profit	1,113.5	1,186.9	1,335.9	1,392.9	928.0

Research and development costs	(357.1)	(380.1)	(396.3)	(442.4)	(472.7)
Selling, general and administrative costs	(114.2)	(117.4)	(121.8)	(134.6)	(121.0)
Income from operations	642.2	689.4	817.8	815.9	334.3

Interest and other, net	(10.5)	(2.2)	(8.1)	(7.5)	(7.9)
Income before income taxes	631.7	687.2	809.7	808.4	326.4

Benefit from (provision for) income taxes	(74.4)	(107.5)	(129.6)	(40.1)	17.0
Income after income taxes	557.3	579.7	680.1	768.3	343.4

Profit (loss) related to equity method investments	(17.6)	4.3	0.3	19.2	12.0
Net income	539.7	584.0	680.4	787.5	355.4

Basic net income per ordinary share	1.26	1.37	1.60	1.87	0.84
Diluted net income per ordinary share [3]	1.26	1.37	1.60	1.86	0.84

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	427.2	426.0	424.3	422.2	421.1
Diluted [3]	428.9	427.6	425.9	423.6	422.5

ASML - Quarterly Summary Ratios and other data 1,2

	Apr 1,	July 1,	Sep 30,	Dec 31,	Mar 31,
	2018	2018	2018	2018	2019
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	48.7%	43.3%	48.1%	44.3%	41.6%
Income from operations as a percentage of net sales	28.1%	25.2%	29.5%	26.0%	15.0%
Net income as a percentage of net sales	23.6%	21.3%	24.5%	25.1%	15.9%
Income taxes as a percentage of income before income taxes	11.8%	15.6%	16.0%	5.0%	(5.2)%
Shareholders’ equity as a percentage of total assets	59.3%	57.8%	57.3%	57.8%	58.8%
Sales of lithography systems (in units) [4]	49	58	53	64	48
Value of booked systems (EUR millions) [5]	2,442	1,952	2,200	1,587	1,399
Net bookings lithography systems (in units) [4]	62	59	67	53	34
Number of payroll employees in FTEs	16,994	17,994	19,041	20,044	21,461
Number of temporary employees in FTEs	3,271	3,407	3,378	3,203	2,395

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets 1,2

	Apr 1,	July 1,	Sep 30,	Dec 31,	Mar 31,
	2018	2018	2018	2018	2019
(in millions EUR)

ASSETS
Cash and cash equivalents	2,464.8	2,325.7	2,203.2	3,121.1	2,253.0
Short-term investments	729.3	654.3	744.3	913.3	1,022.1
Accounts receivable, net	1,603.4	1,138.9	1,679.1	1,498.2	1,589.3
Finance receivables, net	228.7	599.7	921.1	611.1	534.6
Current tax assets	312.5	292.8	193.4	79.7	373.3
Contract assets	11.5	284.7	116.7	95.9	103.5
Inventories, net	3,231.5	3,217.5	3,402.7	3,439.5	3,764.8
Other assets	631.0	700.6	652.6	772.6	755.7
Total current assets	9,212.7	9,214.2	9,913.1	10,531.4	10,396.3

Finance receivables, net	193.2	193.0	193.5	275.1	399.4
Deferred tax assets	90.7	97.5	109.5	236.3	280.7
Other assets	805.9	871.2	904.5	806.1	881.1
Equity method investments	970.5	979.5	985.2	915.8	933.6
Goodwill	4,541.2	4,541.2	4,541.2	4,541.1	4,541.1
Other intangible assets, net	1,146.5	1,130.2	1,108.7	1,104.0	1,158.5
Property, plant and equipment, net	1,559.5	1,584.6	1,572.4	1,589.5	1,621.8
Right-of-use assets	124.0	127.4	129.5	137.6	148.1
Total non-current assets	9,431.5	9,524.6	9,544.5	9,605.5	9,964.3

Total assets	18,644.2	18,738.8	19,457.6	20,136.9	20,360.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,132.2	3,380.8	3,546.1	3,791.9	3,721.2

Long-term debt	2,978.6	3,007.7	2,985.9	3,026.5	3,082.5
Deferred and other tax liabilities	354.7	390.9	363.1	251.2	218.6
Provisions	22.3	23.5	28.1	29.3	29.3
Contract liabilities	819.4	854.8	1,140.7	1,224.6	1,190.0
Accrued and other liabilities	275.3	258.9	239.7	172.4	153.3
Total non-current liabilities	4,450.3	4,535.8	4,757.5	4,704.0	4,673.7

Total liabilities	7,582.5	7,916.6	8,303.6	8,495.9	8,394.9

Total shareholders’ equity	11,061.7	10,822.2	11,154.0	11,641.0	11,965.7
Total liabilities and shareholders’ equity	18,644.2	18,738.8	19,457.6	20,136.9	20,360.6

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Apr 1,	July 1,	Sep 30,	Dec 31,	Mar 31,
	2018	2018	2018	2018	2019
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	539.7	584.0	680.4	787.5	355.4

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	102.6	99.7	110.0	110.4	104.8
Impairment	2.0	2.6	1.2	9.6	2.7
Loss on disposal of property, plant and equipment	0.4	3.0	0.1	0.1	0.6
Share-based payments	12.2	9.2	16.6	8.3	14.9
Allowance for doubtful receivables	2.4	2.9	2.7	3.2	0.6
Allowance for obsolete inventory	59.0	41.7	45.5	72.0	72.1
Deferred income taxes	8.6	30.0	(40.2)	(236.9)	(76.5)
Equity method investments	11.7	(8.9)	(5.8)	64.6	(17.0)
Changes in assets and liabilities	(553.5)	(9.7)	(323.8)	827.6	(938.4)
Net cash provided by (used in) operating activities	185.1	754.5	486.7	1,646.4	(480.8)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(129.2)	(125.6)	(129.1)	(190.1)	(147.0)
Purchase of intangible assets	(6.1)	(9.8)	(5.2)	(14.4)	(86.7)
Purchase of short-term investments	(79.3)	(104.5)	(214.8)	(519.5)	(288.1)
Maturity of short-term investments	379.3	179.5	124.9	350.4	179.4
Cash from (used for) derivative financial instruments	23.6	3.5	(20.2)	(9.3)	—
Loans issued and other investments	(0.2)	(0.4)	(0.3)	(0.1)	—
Repayment on loans	—	—	5.4	—	—
Net cash provided by (used in) investing activities	188.1	(57.3)	(239.3)	(383.0)	(342.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(597.1)	—	—	—
Purchase of shares	(166.9)	(252.9)	(370.0)	(356.4)	(52.6)
Net proceeds from issuance of shares	7.0	6.1	4.3	4.4	5.2
Repayment of debt	(0.3)	(1.3)	(0.2)	(1.0)	(0.7)
Net cash provided by (used in) financing activities	(160.2)	(845.2)	(365.9)	(353.0)	(48.1)

Net cash flows	213.0	(148.0)	(118.5)	910.4	(871.3)

Effect of changes in exchange rates on cash	(7.2)	8.9	(4.0)	7.5	3.2
Net increase (decrease) in cash and cash equivalents	205.8	(139.1)	(122.5)	917.9	(868.1)

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our 2018 Integrated Report based on US GAAP which is available on www.asml.com. Further disclosures, as required under US GAAP in annual reports, are not included in the Summary Consolidated Financial Statements.

1	These financial statements are unaudited.

2	Numbers have been rounded for readers' convenience.

3
The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be anti-dilutive.

4	Lithography systems do not include metrology and inspection systems.

5
Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our Q3 2018 systems net bookings include 1 EUV system which was shipped in Q4 2018 to collaborative Research Center (imec). This system is not recognized in revenue.

This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and estimated annualized effective tax rate for the second quarter of 2019, and expected financial results and trends for the full year 2019, including the expectation for continued growth in sales in 2019, annual revenue opportunity in 2020 and annual revenue through 2025, outlook for 2020 and beyond, including ASML's positive view on technology drivers such as 5G communications, automotive, artificial intelligence and data centers, trends in DUV systems revenue and Holistic Lithography and installed based management and Applications revenues, expected industry trends and expected trends in the business environment, including expected short term volatility in the market due to macroeconomics, including added capacity in memory and new leading edge nodes in logic, drivers of long-term growth opportunity, statements with respect to the expected benefits of the introduction of the new DUV system and expected demand for such system, statements with respect to film head manufacturing, where ASML is expected to enable the shrink roadmap with a special version of the XT:1460K scanner, expected support of technology transitions through the higher productivity NXE:3400C, including its expected availability date and the expectation that such scanner will drive adoption in the DRAM memory segment, expected throughput of higher transmission optics and the expectation that this will deliver cost effective shrink for both Logic and DRAM, statements with respect to the continued DUV innovation, to support future nodes and new applications, including the expectation that DUV Dry products will be brought to the NTX platform and the expected timing of delivery of NXT:1470, the expected deliver of a multi-beam system in 2019 for R&D and expected timing of commercial product shipment of e-beam products , shrink being a key industry driver supporting innovation and providing long-term industry growth, Holistic Lithography enabling affordable shrink and delivering value to customers, DUV, EUV and Application products providing unique value drivers for ASML and its customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML well into the next decade, the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends in line with ASML’s policy, and statements with respect to the proposed dividend for the 2019 Annual General Meeting of Shareholders and the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.